

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2012

<u>Via E-mail</u>
Andrew Chien
Chief Executive Officer
China Bull Management Inc.
665 Ellsworth Avenue
New Haven, CT 06511

      Re: China Bull Management Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed February 24, 2012
             File No. 333-178476

Dear Mr. Chien:

      Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, the age of the financial statements included in the above registration statement do not fall within the guidelines described in Rule 8-08(b) of Regulation S-X. More specifically, a registration statement should not be declared effective later than the 134th day after the latest balance sheet date, except that third quarter data is timely through the 45th day after the most recent fiscal year-end. After the 45th day that fiscal year must be audited. If the effective date or anticipated mailing date falls after 45 days but within 90 days of the end of the fiscal year end, the Company is not required to provide the audited financial statements for such year end provided that the following conditions are met: (i) if the Company is a reporting company, all reports due must have been filed; (ii) for the most recent fiscal year for which audited financial statements are not yet available, the Company reasonably and in good faith expects to report income from continuing operations before taxes; and (iii) <u>for at least one of the two fiscal years immediately preceding the most recent fiscal year the Company reported income from continuing operations before taxes</u>.

      We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

                    Sincerely,

                    /s/ Catherine T. Brown for

                    Mara L. Ransom
                    Assistant Director